

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2014

Via E-mail
Michael D. Carey
Chief Executive Officer
United American Petroleum Corp.
9600 Great Hills Trail
Suite 150W
Austin, TX 78759

Re: **United American Petroleum Corp.**
       Preliminary Information Statement on Schedule 14C
       Filed January 31, 2014
       File No. 000-51465

Dear Mr. Carey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Samuel E. Whitley